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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.   Investment Company Act File Number:             Date examination completed:

811 - 0-9987                                         12/20/2000

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2.   State identification Number:
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      AL             AK            AZ           AR             CA            CO
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      CT             DE            DC           FL             GA            HI
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      ID             IL            IN           IA             KS            KY
      --------------------------------------------------------------------------
      LA             ME            MD           MA             MI            MN
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      MS             MO            MT           NE             NV            NH
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      NJ             NM            NY           NC             ND            OH
      --------------------------------------------------------------------------
      OK             OR            PA           RI             SC            SD
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      TN             TX            UT           VT             VA            WA
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      WV             WI            WY           PUERTO RICO
      --------------------------------------------------------------------------
      Other (specify):
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3.   Exact name of investment company as specified in registration statement:

      GLOBUS GROWTH GROUP, INC.
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4.   Address of principal executive office (number, street, city, state, zip code):

      44 WEST 24TH STREET, NEW YORK, NY  10010
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                [LETTERHEAD OF RICHARD A. EISNER & COMPANY, LLP]


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Globus Growth Group, Inc.
New York, New York


We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Globus Growth Group, Inc.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 20, 2000. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 20, 2000, and with respect to agreement of security purchase and sales for the period from February 29, 2000 (the date of our last examination), through December 20, 2000:

- Count and inspection of all securities located in the vault of Globus Growth Group, Inc.;

-    Confirmation of all securities held by brokers;

- Reconciliation of all such securities to the books and records of the Company; and

- Agreement of the sole security purchase and five security sales since our last report from the books and records of the Company to the related stock purchase agreement and, with respect to securities sales, broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion management's assertion that Globus Growth Group, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 20, 2000 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ Richard A. Eisner & Company, LLP

New York, New York
January 26, 2001

                                 Member of Summit International Associates, Inc.

                           GLOBUS GROWTH GROUP, INC.
                              44 WEST 24TH STREET
                              NEW YORK, N.Y. 10010
                      TEL: (212)243-1000 FAX:(212)645-0332


Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940
--------------------------------------------------------------------------------

We, as members of management of Globus Growth Group, Inc. (the Company), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 20, 2000 and from February 29, 2000 through December 20, 2000.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 20, 2000 and from February 29, 2000 through December 20, 2000 with respect to securities reflected in the investment account of the Company.

GLOBUS GROWTH GROUP, INC.

By: /s/ Stephen E. Globus
    --------------------------
    Stephen E. Globus
    Chairman, Chief Executive Officer

    January 26, 2001